Morgan Stanley Eastern Europe Fund, Inc. June 16, 2010
Director	        For	Withheld
Frank L. Bowman	        2,072,356	1,104,059
James F. Higgins	2,076,818	1,099,597
Manuel H. Johnson	2,074,178	1,102,237